Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

$ millions	Six months Ended June 30, 2003		Twelve months Ended June 30, 2003		Year Ended December 31,(1)
					2002		2001		2000		1999		1998
Income before income tax	$(247.5)		$(124.7)		$259.8		$271.7		$256.8		$280.5		$277.7
Interest expense (2)	179.7		315.9		260.1		213.0		181.4		130.7		108.9
Less: Capitalized interest	(17.1)		(57.3)		(63.2)		(23.0)		(6.5)		—		—
Less: (Income) loss from equity investments	3.4		7.5		6.0		(6.7)		(7.7)		(3.2)		(3.4)

Earnings before taxes and fixed charges	$(81.5)		$141.4		$462.7		$455.0		$424.0		$408.0		$383.2

Interest expense(2)	$179.7		$315.9		$260.1		$213.0		$181.4		$130.7		$108.9
Interest on refunding bonds	(0.4)		(0.8)		(0.9)		(1.0)		(1.0)		(1.0)		(1.0)

Total fixed charges	$179.3		$315.1		$259.2		$212.0		$180.4		$129.7		$107.9

Ratio of earnings to fixed charges	-0.45	x (3)	0.45	x (4)	1.79	x (5)	2.15	x (6)	2.35	x	3.15	x (7)	3.55	x (8)

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges, less capitalized interest. Fixed charges consist of interest expense on indebtedness and interest capitalized, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Certain prior year amounts have been adjusted to conform to the current year presentation.

(1)	All prior periods presented reflect the reclassifications of TECO Coalbed Methane’s results from continuing operations to discontinued operations. In December 2002, TECO Energy sold substantially all of its coalbed methane assets to the Municipal Gas Authority of Georgia.
(2)	Interest expense includes total interest expensed and capitalized, excluding AFUDC, and an estimate of the interest component of rentals.
(3)	Includes the effect of pretax charges totaling $353.2 million for: $95.2 million for goodwill impairment at TECO Power Services (TPS), $153.9 million at TPS related to the TPGC joint venture termination and resulting consolidation by TPS and asset impairments totaling $104.1 million related to turbine purchase cancellations recorded at Tampa Electric and TECO Power Services. The effect of these items was to reduce the ratio of earnings to fixed charges resulting in an earnings to fixed charges coverage deficiency of approximately $260.8 million for the six months ended June 30, 2003. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.52x for the six months ended June 30, 2003. See Note 9.
(4)	Includes the effect of pretax items totaling $401.4 million, including $95.2 million for goodwill impairments at TPS, $153.9 million at TPS related to joint venture termination and resulting consolidation by TPS, asset impairments totaling $104.1 million at Tampa Electric and TECO Power Services related to turbine purchase cancellations, $34.1 million at TECO Energy related to debt refinancing, and asset impairments of $9.2 million and $4.9 million at TPS and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges resulting in an earnings to fixed charges coverage deficiency of approximately $173.7 million for the twelve months ended June 30, 2003. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.72x for the twelve months ended June 30, 2003. See note 9.
(5)	Includes the effect of pretax items totaling $48.2 million, including $34.1 million at TECO Energy related to a debt refinancing, and asset valuations of $9.2 million and $4.9 million at TPS and TECO Investments, respectively. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 1.97x for the year ended Dec. 31, 2002. See Note 9.
(6)	Includes the effect of pretax items totaling $11.1 million for asset valuations recorded at TECO Power Services and TECO Investments. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.20x for the year ended Dec. 31, 2001. See Note 9.
(7)	Includes the effect of pretax items totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.49x for the year ended Dec. 31, 1999. See Note 9.
(8)	Includes the effect of pretax items totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these items was to reduce the ratio of earnings to fixed charges. Had these items been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.84x for the year ended Dec. 31, 1998. See Note 9.

(9)	The following table sets forth a reconciliation of TECO Energy’s ratio of earnings to fixed charges excluding certain charges and adjustments for the periods indicated.

$ millions	Six months Ended June 30, 2003		Twelve months Ended June 30, 2003		Year Ended December 31,
					2002		2001		1999		1998
Earnings before taxes and fixed charges – as reported	$(81.5)		$141.4		$462.7		$455.0		$408.0		$383.2
Adjustment for:
Tax adjustment	—		—		—		—		1.0		—
Interest on tax adjustment	—		—		—		—		(9.4)		—
Asset impairments	104.1		118.2		14.1		11.1		—		30.5
Goodwill impairment	95.2		95.2		—		—		—		—
Loss on joint venture	153.9		153.9		—		—		—		—
FPSC adjustment	—		—		—		—		10.5		—
Debt refinancing charges	—		34.1		34.1		—		—		—
Investment residuals	—		—		—		—		6.0		—
EPA resolution	—		—		—		—		3.5		—
Merger-related costs	—		—		—		—		—		0.6

Adjusted earnings before taxes and fixed charges, excluding other charges	$271.7		$542.8		$510.9		$466.1		$419.6		$414.3

Total fixed charges – as reported	$179.3		$315.2		$259.2		$212.0		$129.7		$107.9
Adjustments for:
Interest on tax adjustment	—		—		—		—		(9.4)		—

Adjusted total fixed charges, Excluding other charges	$179.3		$315.2		$259.2		$212.0		$120.3		$107.9

Adjusted ratio of earnings to fixed charges, excluding other charges	1.52	x	1.72	x	1.97	x	2.20	x	3.49	x	3.84	x